Exhibit 12.1

TREEHOUSE FOODS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
(Loss) income before income taxes	$(195,363)	$171,264	$136,570	$124,910	$124,209
Add (deduct):
Fixed charges	154,794	70,067	62,206	66,913	69,246
Capitalization of interest, net of amortization	(1,557)	(161)	(48)	389	(343)
Other	—	—	—	231	374

Earnings available for fixed charges (a)	$(42,126)	$241,170	$198,728	$192,443	$193,486

Fixed charges:
Interest expense	$119,155	$45,474	$42,036	$49,304	$51,609
Capitalized interest and tax interest	2,553	511	135	57	568
One third of rental expense (1)	33,086	24,082	20,035	17,552	17,069

Total fixed charges (b)	$154,794	$70,067	$62,206	$66,913	$69,246

Ratio of earnings to fixed charges (a/b)(2)	(0.27)	3.44	3.19	2.88	2.79

(1)	Considered to be representative of interest factor in rental expense.
(2)	The Company incurred a loss before income taxes for the year ended December 31, 2016. As a result, our earnings were less than our fixed charges by approximately $196.9 million.